SCHEDULE A
to the
EXPENSE LIMITATION AGREEMENT
Dated September 13, 2017 between
LISTED FUNDS TRUST (formerly Active Weighting Funds ETF Trust)
and
ACTIVE WEIGHTING ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Operating Expense Limit	Limit Expiration
EventShares U.S. Legislative Opportunities ETF	0.75%	December 31, 2020

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 15, 2019.
LISTED FUNDS TRUST, on behalf of the Fund listed on this Schedule A

By: /s/ Kent P. Barnes
Name: Kent P. Barnes
Title: Secretary

ACTIVE WEIGHTING ADVISORS, LLC

By: /s/ Matthew Clements
Name: Matthew Clements
Title: Managing Member